

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2020

John D. Shulman
Chief Executive Officer
Petros Pharmaceuticals, Inc.
1185 Avenue of the Americas, 3rd Floor
New York, NY 10036

Re: Petros Pharmaceuticals, Inc.
Amendment No. 3 to Registration Statement on Form S-4
Exhibit Nos. 2.1, 2.8, 10.3, 10.4 and 10.5
Filed October 21, 2020
File No. 333-240064

Dear Mr. Shulman:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance